AW 1 WITHDRAWAL OF POST-EFFECTIVE REGISTRATION

DANIELS CORPORATE ADVISORY COMPANY, INC.
Parker Towers, 104-60, Queens Boulevard
12th Floor
Forest Hills, New York 11375
Telephone (347) 242-3148

March 1, 2013

Via EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Application for Withdrawal of Post-Effective Registration Statement Amendment No. 1 on Form S-1 filed on February 20, 2013, Commission File No. 333-169128

Gentlemen:

Pursuant to Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended, Daniels Corporate Advisory Company, Inc. (the “Registrant”) hereby requests the withdrawal of its Post-Effective Registration Statement Amendment No. 1 on Form S-1 filed on February 20, 2013, Commission File No. 333-169128 (the “Registration Statement”). The Registrant is making this application, inasmuch as it received notice from the Securities and Exchange Commission on February 26, 2013, that the Registrant used the wrong file number in filing the Registration Statement.

Accordingly, we hereby respectfully request that a written order consenting to the withdrawal of the Registration Statement be issued by the Commission as soon as possible. We also request in accordance with Rule 457(p) under the Securities Act that all fees paid by us to the Commission in connection with the filing of the Registration Statement be credited to our account for future use by Daniels Corporate Advisory Company, Inc. Please email a copy of the written order to us, attention Mr. Arthur D. Viola at onewallstreetn@aol.com, and fax and email a copy of the written order to the attention of our counsel, Norman T. Reynolds, Esq. of the Norman T. Reynolds Law Firm at (713) 456-2509 and email nreynolds@ntrlawfirm.com.

If you have any questions with respect to this matter, please call Mr. Reynolds at (713) 503-9411. Thank you for your assistance in this matter.

Very truly yours,
/s/Arthur D. Viola Arthur D. Viola, Chief Executive Officer